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                                 [LETTERHEAD]


                    CERTAINTEED CORPORATION ISSUES STATEMENT
                  ON PRELIMINARY RESULTS OF BTI ANNUAL MEETING

Valley Forge, PA, May 16, 2000 -- CertainTeed Corporation, a wholly owned subsidiary of Compagnie de Saint-Gobain (Paris, France), today issued the following statement on Brunswick Technologies, Inc.'s (Nasdaq: BTIC) admitted failure to get the required shareholder vote for the proposed amendment to the 1997 BTI Equity Incentive Plan at BTI's Annual Shareholders Meeting:

"We are pleased with the support we received from BTI shareholders. Today's preliminary results are a clear indication that BTI shareholders recognized that the adoption of this amendment could have adversely affected their ability to obtain maximum value for their shares. The proposed Plan amendment would have given BTI directors authority to grant stock options for up to 400,000 shares at an exercise price of as little as 50% of fair market value. Although CertainTeed has been supportive of BTI stock option grants to deserving employees, we feel it was inappropriate for the Board to pursue such authority at a time when the company's shares are the subject of a tender offer."

CertainTeed noted that the defeat of the proposed Plan amendment will satisfy one of the conditions to the completion of its tender offer of BTI shares.

CertainTeed is extending its tender offer for all outstanding shares, including the associated rights to purchase preferred stock, of BTI from the prior expiration date of midnight on May 18, 2000, to midnight, New York City time, on June 16, 2000, to coincide with the date of the Special Meeting of Shareholders. As of 3pm New York City time on Tuesday, May 16, 2000, approximately 8,368 shares of BTI common stock have been validly tendered and not withdrawn pursuant to CertainTeed's tender offer.

Lehman Brothers Inc. is financial advisor to CertainTeed Corporation and Compagnie de Saint-Gobain and Dealer Manager for the offer, and Innisfree M&A Incorporated is acting as Information Agent for the offer.


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CertainTeed Corporation is a leading manufacturer of roofing; vinyl and fiber cement siding; vinyl windows; vinyl fencing, deck and railing; ventilation products; piping products; fiber glass insulation; and fiber glass products for reinforcing plastics and other materials. The company is headquartered in Valley Forge, Pennsylvania, and has more than 7,000 employees and 45 manufacturing facilities throughout the United States.

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This release may contain some forward-looking statements.  The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACTS:
Joele Frank / Josh Silverman
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449  ext. 110/121